October 3rd, 2013

Via E-mail

Daniel Thompson

Chief Executive Officer

Cardiff International, Inc.

2747 Paradise Road Unit 1103

Las Vegas, NV 89109

Re:	Cardiff International, Inc. Revised Information Statement on Schedule 14C Filed August 2, 2013 File No. 000-49709

Dear Mr. Thompson:

We have reviewed your response letter dated September 20, 2013. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Where we refer to prior comments we are referring to our letter dated September 9, 2013.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.	You state that prior to your advisory meeting, one of your non-affiliate shareholders contacted several of your shareholders with the suggestion to restructure the Company. You also state that the non-affiliated shareholder’s recommendations were welcomed by the contacted shareholders and that such shareholders requested that you adopt “the plan to restructure.” Please clarify the specific proposals the non-affiliated investor proposed to you and your shareholders during the advisory meeting.

Daniel Thompson

Cardiff International, Inc.

October 3, 2013

Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3456 with any questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino

Attorney-Advisor

Response: October 4, 2013

You have requested us to clarify how the specific proposals came about concerning the non-affiliated investor and the proposed actions presented during the advisory meeting.

Their proposal was discussed and agreed to prior to our advisory meeting, as stated earlier, one investor a non-affiliate shareholder of neither the corporation nor an officer or director of the company had contacted several of our shareholders of record with the suggested changes and recommendation that needed to be made in order to protect their investments.  His recommendation was welcomed by every shareholder he discussed it with and all 8 demanded we adopt the plan to restructure.  As a result of their discussions, a meeting was requested at which time the company was provided with written approval by the previously list of 10 shareholders to file the necessary documents to re-organize.

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In the instant case, these ten shareholders constitute more than 51% of voting power of the shareholders eligible to vote.

The demand was for the following changes:

1.	Each investor agreed that money was being wasted to carry out simple board resolutions. They advised me that they hired me to run the company and did not want money thrown away on unnecessary Proxy’s. They indicated they had sought counsel and were advised that as the CEO I could be issued “Control Voting Shares” and this would save the company money and allow me to act on behalf of the company in an expeditious manner to turn it around.
2.	Preferred shares were requested to maximize the company’s options to capitalize the company and further be used to acquire in a Tax free manner other assets and acquisitions.
3.	Additional Common shares were requested to maximize the company’s ability to attract long term institutional investors.

After the eight shareholders met and agreed on the direction they wanted the company to go in, they requested to meet with me and Joseph Dileonardo. The non-affiliate spokesperson shared the concerns they had and recommend the changes found in the 14C. At no time was there a solicitation and as required over 51% of the vote is in favor of the changes.